

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

February 26, 2018

Bob Riley
Assistant Corporate Secretary & Senior Counsel
The Williams Companies, Inc.
One Williams Center, Suite 4700
Tulsa, Oklahoma 74172-0172

> **Re:** **Williams Partners L.P.**
> **Registration Statement on Form S-3**
> **Filed February 22, 2018**
> **File No. 333-223150**

Dear Mr. Riley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Robyn E. Zolman, Esq.